Exhibit 1

Third Quarter 2020 Results Isabel Zendal Emergency Hospital ? Madrid, Spain

This presentation contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan and “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “A Stronger CEMEX” plan and “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Key messages for 3rd Quarter 2020 Operational improvements lead to highest EBITDA, EBITDA margin and Free Cash Flow since 2016 Significant volume recovery in markets that experienced 2nd quarter lockdowns Bagged cement growth continues in Emerging Markets even after restrictions are lifted Mexico’s performance showing recovery from challenging conditions in 2019 Safety protocols, distribution and digital platforms continue to pay off Constructive pricing dynamics in most markets Energy tailwinds throughout portfolio Financial derisking continues Improved visibility of the business going into 2021

Operation Resilience to create sustainable returns for our shareholders Operation Resilience lays the foundation for the future of CEMEX EBITDA growth through margin enhancement ? ? 20% target EBITDA margin by 2023 Optimize our portfolio for growth ? Strategic divestments and reinvestments Achieve investment grade capital structure ? ? 3.0x net leverage by 2023 Advance 2030 sustainability agenda ? 35% reduction in net CO2 emissions by 2030

With markets reopening, cement volumes deliver year-over-year growth 20% Cement volumes1 YoY % variation 10% 0% -10% -20% -30% -40% -50% -60% Feb Mar Apr May Jun Jul Aug Sep 2020 CEMEX LC pricing YoY 9M20 3Q20 Cement3 +1% +2% Aggregates +2% +1% Ready mix +3% +1% 1) On an average daily sales basis 2) MEAA = Middle East, Africa and Asia 3) Domestic gray cement

Strong bagged cement performance powers Emerging Market volume growth Double-digit bagged cement growth in 3Q20 YoY in: Mexico Dominican Republic Nicaragua Guatemala Puerto Rico El Salvador Jamaica Bahamas Demand supported by: Home improvements as families quarantine at home High level of remittances, allocating a portion for home renovations to increase quality of life and net worth preservation Government programs, particularly in Mexico, towards self-construction Strong distribution and supply chain capabilities to serve bagged cement demand

Achieved highest quarterly EBITDA, EBITDA margin and Free Cash Flow since 2016 Net sales Operating EBITDA Operating EBITDA Free Cash Flow after margin maintenance capex +3% l-t-l +2% +11% 3,377 3,436 728 19.4% 21.2% 458 655 290 3Q19 3Q20 3Q19 3Q20 3Q19 3Q20 3Q19 3Q20 Millions of U.S. dollars

All business levers contributing to EBITDA growth EBITDA variation +15% +11% 15 750 10 47 728 -22 23 655 3Q19 Volume Price Variable costs Fixed costs 3Q20 FX 3Q20 & freight & others l-t-l 8 Millions of U.S. dollars —8—

“Operation Resilience” drives margin improvement 9M20 savings under Operation Resilience US$89 M savings realized in 3Q20, contributing to 2.6pp to EBITDA margin YTD savings of US$229 M, contributing to 2.4pp to EBITDA margin ? Primarily driven by SG&A and operational efficiencies On track to achieve US$280 M goal for 2020 under “Operation Resilience” 229 42 31 79 24 110 22 72 SG&A Low-cost Supply Energy Operational Total suppliers Chain Millions of U.S. dollars 9—9—

—10—Superior customer experience enabled by digital technologies 10 ? Umbrella brand that covers all our digital solutions for customers ? Launched in 2017, and continuously evolving to meet specific customer segment and product needs ? Available in almost all operations, with ~40k users ? Up to 90% of our recurring customers are using CEMEX Go ? 52% of our global sales are processed through CEMEX Go ? Allows our customers to work seamlessly in a low touch environment during COVID-19 ? CEMEX Go Developer Center offers direct connectivity to our customers to place and track orders, and access financial documents for all products and services Data for CEMEX Go and Construrama.com as of September 30, 2020 Drivers Track Order Online Store CRM Order Fulfillment Quarry Link Our digital platforms played an important role in the 3rd quarter record Net Promoter Score

—11—Robust roadmap to address climate change targets Target 20301 Ambition 2050 35% ? Further contribution from 2030 cement efforts ? Carbon capture, usage and storage ? Admixtures, binders and additions in concrete ? Recycled aggregates ? Recarbonation of concrete during lifetime Reduction in CO2 emissions in cement ? Reduce clinker factor ? Usage of decarbonated raw materials ? Novel low-CO2 clinkers ? Increase usage of alternative fuels ? Increase thermal efficiency ? European region reaching 35% by end of 2020 Deliver net zero CO2 concrete 2 Reduced CO2 emissions to date by more than 22% vs. 1990 baseline 11 1) In line with Paris Agreement – IEA 2 Degree Scenario and verified by Carbon Trust 2) Net specific C02 emissions per ton of cementitious product. Reduction vs. 1990 baseline

Regional Highlights CONCRETE HOUSE, UNITED KINGDOM

—13—United States: Improved logistics and other efficiencies propel EBITDA margin growth 13 ? With more challenging prior year comps, cost efficiencies drive EBITDA growth ? Increase in cement volumes driven by pickup in residential activity and infrastructure strength ? Stable prices sequentially in three core products ? EBITDA margin expansion due primarily to improved logistics, lower fuel costs and savings from “Operation Resilience” ? Extension of the FAST Act for 1 year gives more visibility to states on transportation spending Millions of U.S. dollars Net Sales 2,983 1,012 Volume 6% 3% % var (l-t-l) 5% 1% Price (LC) 1% 0% Operating EBITDA 560 199 Volume (0%) (4%) % var (l-t-l) 17% 7% Price (LC) 2% 1% Operating EBITDA margin 18.8% 19.7% Volume 3% 2% pp var 1.9pp 1.0pp Price (LC) 0% (3%) 9M20 vs. 9M19 3Q20 vs. 9M20 3Q20 3Q19 Cement Ready mix Aggregates

—14—14 Mexico: Rebounding from challenging 2019 cement industry performance ? Double-digit increase in cement volumes points to recovery from 2019 slowdown ? Bagged cement momentum supported by government social programs, home improvement activity and higher remittances ? Growth in formal sector as private sector and government infrastructure projects accelerate ? Flat sequential prices in local-currency terms mainly due to product mix ? Higher volumes and prices, cost containment measures, product mix and tailwinds from lower fuel prices support EBITDA margin expansion Millions of U.S. dollars Net Sales 1,976 723 Volume 2% 11% % var (l-t-l) 2% 14% Price (LC) 1% 3% Operating EBITDA 662 246 Volume (20%) (13%) % var (l-t-l) 1% 16% Price (LC) (0%) (1%) Operating EBITDA margin 33.5% 34.1% Volume (14%) (5%) pp var (0.5pp) 0.6pp Price (LC) 5% 8% 9M20 vs. 9M19 3Q20 vs. 9M20 3Q20 3Q19 Cement Ready mix Aggregates

—15—Net Sales 3,236 1,238 Volume (3%) 1% % var (l-t-l) (4%) 2% Price (l-t-l) (2%) (2%) Operating EBITDA 471 220 Volume (6%) (1%) % var (l-t-l) (4%) 8% Price (l-t-l) 0% 1% Operating EBITDA margin 14.5% 17.7% Volume (6%) 2% pp var 0.0pp 0.9pp Price (l-t-l) 1% 2% 3Q20 vs. 3Q19 Cement 9M20 3Q20 9M20 vs. 9M19 Ready mix Aggregates EMEAA: EBITDA growth resulting from pricing and cost containment initiatives 15 ? EBITDA growth due to pricing gains in Europe and cost containment initiatives ? Continued strong cement volume growth and pricing performance in central Europe ? Marked volume recovery in western Europe as economies opened ? Well positioned for phase IV of the European Union’s Emissions Trading System, with ample carbon allowances expected to last until 2030 ? Israel reports second consecutive quarter of record EBITDA Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates Millions of U.S. dollars EMEAA: Europe, Middle East, Africa and Asia region

—16—? Recovery in quarterly cement volumes to levels approaching 2019 ? Cement prices on a sequential basis declined 2% mainly due to geographic mix ? In Colombia, industry volumes recovered to pre-COVID-19 levels, supported mainly by self-construction and 4G highways projects ? EBITDA margin increased 6.3pp mainly due to cost reduction initiatives and higher prices in LC SCAC: Growth story reemerging after COVID-19 disruption 16 Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates Millions of U.S. dollars SCAC: South, Central America and the Caribbean region Net Sales 1,051 395 Volume (13%) (1%) % var (l-t-l) (12%) 1% Price (l-t-l) 5% 6% Operating EBITDA 266 109 Volume (37%) (26%) % var (l-t-l) (1%) 31% Price (l-t-l) (2%) (5%) Operating EBITDA margin 25.3% 27.7% Volume (39%) (28%) pp var 2.9pp 6.3pp Price (l-t-l) 7% 3% 9M20 3Q20 Cement Ready mix 9M20 vs. 9M19 3Q20 vs. 3Q19 Aggregates

SOLAZ LOS CABOS, MEXICO 3Q20 Results

—18—18 Strong Free Cash Flow generation with Net Income impacted by non-cash impairment charge Average working capital days -12 -6 Millions of U.S. dollars 2020 2019 % var 2020 2019 % var Operating EBITDA 1,816 1,824 (0%) 728 655 11%—Net Financial Expense 542 522 187 169—Maintenance Capex 320 441 103 176—Change in Working Capital 344 563 (136) (7)—Taxes Paid 115 142 34 31—Other Cash Items (net) 126 40 83 23—Free Cash Flow Discontinued Operations Free Cash Flow after Maintenance Capex—Strategic Capex 147 163 32 80 Free Cash Flow 237 6 3847% 427 211 103% 383 169 126% 458 290 58% January—September Third Quarter (14) (53) (1) (27) 3Q20 3Q19 Controlling Interest Net Income US$ M -1,535 187 3Q20 3Q19

—19—19 2,832 3,453 1,000 200 427 UK divestment -530 Issuance of 5.20% senior USD notes due 2030 Cash and cash equivalents as of 2Q20 Free cash flow in 3Q20 Payment of Revolving Credit Facility Payment of Facilities Agreement in Oct. -700 Other, net Cash and cash equivalents as of 3Q20 -1,870 Redemption of senior secured notes in Oct. -306 Cash and cash-equivalents variation Millions of U.S. dollars 1) Includes redemption of the following senior secured notes during October: US$640 M of 6.0% due 2024, US$750 M of 6.125% due 2025 and EUR400 M of 4.625% due 2024 With improved visibility, cash deployed to paydown debt 1

Bank refinancing highlights our commitment to sustainability… ? Total commitments under the Facilities Agreement decreased from ~$4.1 B to ~$3.5 B ? Extension of maturities by ~93% of lenders ? 3-year extension of ~US$1.1 B of Term Loans from 2022 to 2025 ? 1-year extension of ~US$1.1 B Revolver from 2022 to 2023 ? No relevant maturities through July 2023 ? Interest rate margin linked to 5 sustainability-linked metrics: ? CO2 emissions, power consumption from green energy, quarry rehabilitation, water management and clinker factor ? May result in adjustment of the interest rate margin of up to 5 basis points ? Redenominates ~US$313 M of previous US dollar exposure under Facilities Agreement to Mexican Peso and ~US$82 M to Euros ? Interest rate margin grid for Mexican Peso tranche is 25 to 50bps lower than rest of tranches 20

…and creates runway with no material maturities until July 2023 Proforma1 total debt excluding perpetual notes as of September 30, 2020: US$10,908 million 2017 Facilities Agreement Other bank debt Fixed Income Leases Average life of debt: 4.7 years 1,551 1,432 1,231 1,172 1,071 1,050 449 371 134 69 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Millions of U.S. dollars 1) Giving proforma effect to the following transactions performed/executed in October: (i) Redemption of the following senior secured notes: US$640 M of 6.0% due 2024, US$750 M of 6.125% 21 due 2025 and EUR400 M of 4.625% due 2024; and (ii) the extension of ~US$2.2 B of debt under the Facilities Agreement and including the payment of ~$530 M of Term Loans

—22—22 While our leverage ratio declines 200 Net Debt plus perpetual notes as of 2Q20 427 Free cash flow in 3Q20 Proceeds from UK divestment 154 Debt FX effect 31 Other Net Debt plus perpetual notes as of 3Q20 10,807 10,303 -5% Net Debt plus perpetuals variation Millions of U.S. dollars 1) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated 4.57x -0.30x 4.27x Consolidated leverage ratio1

I.E. LETICIA ARANGO, COLOMBIA 2020 Outlook

2020 guidance1 slightly improved for EBITDA Energy cost per ton (9%) to (7%) of cement produced Operating EBITDA ~US$2.4 billion Capital US$750 to US$780 million expenditures Investment in ~US$150 million working capital Cash taxes ~US$200 million Cost of debt2 Increase of US$15 to US$20 million 1 Reflects CEMEX’s current expectations 2 Including perpetual and convertible securities 24

What to expect ? Pleased to see recovery not only from lockdowns in 2nd quarter, but also from a challenging 2019 performance ? Expect COVID-19 resurgence in our markets but believe disruptions will be less than in 2019 ? Potential fiscal and monetary stimulus to benefit US and Europe going forward ? Strong residential growth and resilient infrastructure sectors to drive US business ? Acceleration in government spending and 2021 elections will continue to support cement in Mexico ? High capacity utilization in most markets should facilitate price increases to compensate for input cost inflation ? Continued contribution from Operation Resilience including our bolt-on investment strategy ? Continue to prioritize the health and safety of our employees and their families as well as our customers in all that we do 25

Appendix DUBAI INTERNATIONAL AIRPORT, TERMINAL D, UNITED ARAB EMIRATES

Debt maturity profile as of 3Q20 Total debt excluding perpetual notes as of September 30, 2020: US$13,310 million Average life of debt: 4.1 years 2017 Facilities Agreement Other bank debt Fixed Income Leases 2,041 1,855 Revolving 1,551 1,406 1,317 Credit 1,172 978 Tranche 1,071 1,050 800 69 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Millions of U.S. dollars 27

Consolidated volumes and prices 9M20 vs. 9M19 3Q20 vs. 3Q19 3Q20 vs. 2Q20 Volume (l-t-l) (2%) 4% 16% Domestic gray Price (USD) (3%) (1%) 1% cement Price (l-t-l) 1% 2% (1%) Volume (l-t-l) (8%) (6%) 17% Ready mix Price (USD) 1% 1% (0%) Price (l-t-l) 2% 1% (3%) Volume (l-t-l) (6%) (0%) 16% Aggregates Price (USD) 2% 3% (0%) Price (l-t-l) 3% 1% (3%) 28 Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates—28—

Additional information on debt and perpetual notes Third Quarter Second Quarter 2020 2019 % var 2020 Total debt1 13,310 10,889 22% 13,196 Short-term 22% 10% 6% Long-term 78% 90% 94% Perpetual notes 446 441 1% 443 Total debt plus perpetual notes 13,756 11,330 21% 13,638 Cash and cash equivalents 3,453 299 1055% 2,832 Net debt plus perpetual notes 10,303 11,031 (7%) 10,807 Consolidated funded debt2 10,337 10,624 (3%) 10,790 Consolidated leverage ratio2 4.27 4.05 4.57 Consolidated coverage ratio2 3.69 4.03 3.69 Other 7% Euro Currency 21% denomination U.S. dollar 71% Variable 21% Interest rate3 Fixed 79% Millions of U.S. dollars 1 Includes convertible notes and leases, in accordance with International Financial Reporting Standard (IFRS) 2 Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated 29 3 Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million—29—

Additional information on debt Total debt1 by instrument 13% 25% 62% Third Quarter Second Quarter 2020 % of total 2020 % of total Fixed Income 8,337 62% 7,205 55% 2017 Facilities Agreement 3,280 25% 3,984 30% Others 1,693 13% 2,007 15% Total Debt 1 13,310 13,196 Millions of U.S. dollars 1 Includes leases, in accordance with IFRS 30

3Q20 volume and price summary: selected countries/region Domestic gray cement Ready mix Aggregates 3Q20 vs . 3Q19 3Q20 vs . 3Q19 3Q20 vs .. 3Q19 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 11% (8%) 3% (13%) (12%) (1%) (5%) (4%) 8% U.S. 3% 0% 0% (4%) 1% 1% 2% (3%) (3%) Europe 2% 9% 3% (4%) 10% 3% 0% 9% 2% Philippines (3%) 2% (3%) N/A N/A N/A N/A N/A N/A Colombia (6%) (3%) 8% (12%) (9%) 2% (13%) (15%) (5%) Panama (63%) (5%) (5%) (87%) (1%) (1%) (82%) (19%) (19%) Costa Rica (21%) (5%) (1%) (17%) (8%) (5%) (79%) 169% 179% 31 Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates—31—

9M20 volume and price summary: selected countries/region Domestic gray cement Ready mix Aggregates 9M20 vs . 9M19 9M20 vs . 9M19 9M20 vs .. 9M19 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 2% (10%) 1% (20%) (11%) (0%) (14%) (6%) 5% U.S. 6% 1% 1% (0%) 2% 2% 3% 0% 0% Europe 1% 2% 2% (10%) 1% 1% (9%) 2% 1% Philippines (12%) (2%) (5%) N/A N/A N/A N/A N/A N/A Colombia (20%) (5%) 9% (30%) (10%) 3% (33%) (12%) (0%) Panama (60%) (6%) (6%) (74%) (6%) (6%) (69%) (8%) (8%) Costa Rica (13%) (5%) (6%) (21%) (7%) (9%) (70%) 107% 102% 32 Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates—32—

Definitions 9M20 / 9M19 Results for the first nine months of the years 2020 and 2019, respectively SCAC South, Central America and the Caribbean EMEAA Europe, Middle East, Africa and Asia Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital Maintenance capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory expenditures capital expenditures, which are projects required to comply with governmental regulations or company policies Net Promoter Score (NPS) A core KPI that helps us to systematically measure our customer loyalty and satisfaction Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Strategic capital Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago USD U.S. dollars % var Percentage variation 33

Contact Information Investors Relations Stock Information In the United States NYSE (ADS): +1 877 7CX NYSE CX In Mexico Mexican Stock Exchange: +52 81 8888 4292 CEMEXCPO ir@cemex.com Ratio of CEMEXCPO to CX: 10 to 1